UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRODUCTION & SALES REPORT

4TH QUARTER 2020

P-77, in the Búzios Field

PETROBRAS

Highlights on production and sales in 4Q20

Rio de Janeiro, February 2nd, 2021 – Petrobras had its best operating performance in 2020, overcoming considerable challenges arising from the pandemic, contraction in global demand for fuels and low prices.

We reached annual production records of 2.28 million barrels per day (MMbpb) of oil and NGL and 2.84 million barrels of oil equivalent per day (MMboed) of total production. Previous production records had been reached in 2015, of 2.23 MMbpd and 2.79 MMboed, respectively.

Another positive aspect relates to the qualitative aspect of production, which is extremely important for value generation.

In 2020, production in the pre-salt fields was 1.86 MMboed, accounting for 66% of total production, against only 24% in 2015. This means lower operating costs and better-quality oil.

The BUZ-12 well, located in the Búzios field, had the highest average production in the year, at 52.4 Kboed.

The average annual production of oil, NGL and natural gas is in line with the revised production target disclosed in the 3Q20 Production and Sales Report (2.84 MMboed), and exceeds the original target by 5% (2.7 MMboed).

The average production of oil, NGL and natural gas in 4Q20 was 2.68 MMboed, 9.1% below the previous quarter, due to the resumption of most of the scheduled maintenance stoppages that could not be carried out in 2Q20 and 3Q20 due to the pandemic.

We highlight the following aspects, which were of paramount importance to our solid performance in 2020:

•        increased production of the P-74, P-75, P-76 and P-77 platforms, in the Búzios field, supported by the expansion of the oil and gas processing capacity of the units, through the use of temporary generation energy gaps and gas compression availability, in addition to the high production potential of the wells and the reservoir;

•        fewer interventions than expected for combating CO2 corrosion in subsea gas injection pipelines, made possible by the development of new inspection tools and technologies;

•        lower production decline than expected in the Tupi and Sapinhoá fields, as a result of the better performance of the reservoirs;

•        greater production efficiency and optimization of production maintenance stoppages in platforms, despite the scenario of operational restrictions resulting from the impacts caused by the pandemic.

Moving forward with the active portfolio management, in 4Q20 we signed contracts to sell all of our interest in 27 onshore and shallow water fields, located in the Recôncavo and Sergipe-Alagoas Basins. At the same time, we completed the sale of our stakes in Baúna (Santos Basin) and Tucano Sul Clusters (Tucano Basin), which produced 14.2 Kboed in 2020.

In November 2020, the transportation of FPSO Carioca began from the shipyard in Dalian, China, to Brazil. The arrival at the shipyard in Angra dos Reis, in Rio de Janeiro, is scheduled for the first week of February, when the integration and commissioning activities will be completed. This production platform will be installed in the Sépia field, with production expected to start in mid-2021, and will have a processing capacity of 180 Kbpd and 6 million m³ of natural gas per day.

Despite the second wave of growth in the number of COVID-19 cases in Brazil, we are managing to keep our operation and maintenance activities, with no impact to our operational goals, while keeping strong vigilance in access controls to our facilities through massive testing, tracking and quarantining. Since the beginning of the pandemic, Petrobras has applied approximately 480,000 tests to its employees and service providers.

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In a year in which excess inventories were a considerable challenge for the global oil industry, our focus on improving inventory management has allowed our inventories to be reduced by 8 million barrels of oil in 2020.

This focus on efficient resource allocation - as demonstrated by the rationalization of our offices outside Brazil - coupled with the greater integration of logistics, marketing and sales resulted in record exports of oil and fuel oil, offsetting the contraction in domestic demand for fuels, mainly in 2Q20.

Oil exports played a crucial role during the worst moments of the pandemic, allowing cash generation at a critical time and preventing production losses. In April, at the height of the crisis, 1 million barrels were exported per day (physical outputs). In addition, it is important to highlight the successful performance of Búzios oil, the main oil in our export basket, with the inclusion of 14 new customers throughout 2020.

In January, we continued with a good performance in oil exports, breaking another record, at the Angra dos Reis terminal, of 19.3 million barrels of oil exported in January 2021. The previous record, in May 2020, was 18.7 million barrels of oil exported.

Even in an adverse scenario, sales of oil products remained at a similar level to that of 2019, allowing the utilization factor of the refining park to reach the same level as the previous year, despite its significant reduction in 2Q20. This was possible due to the increase in exports, especially low-sulfur fuel oil (with an annual record of 194 Kbpd in 2020), coupled with new commercial efforts made in 2020, such as diesel and gasoline auctions.

In 2020, there was an increase of 2.8% in the production of oil by-products, consistent with the marketing and sales efforts of our products in the global market and better logistical structuring.

The production of S-10 diesel, with low sulfur content, has been reaching record levels since July, reflecting the commercial actions implemented by the Company to expand the offer of this product to replace S-500 diesel. In October, we reached the 408 Kbpd mark. The total production of S-10 diesel in 2020 reached an annual record of 121 million barrels, consistent with our strategic objective of launching cleaner products for environmental conservation.

In the Gas and Power segment, power generation in 2020 was 1,756 average MW, representing a 13% drop compared to 2019, due to lower consumption resulting from the decrease in economic activity, as a result of the pandemic. However, in 4Q20 power generation increased 315.4% compared to 3Q20, reflecting lower rainfall, resulting in a strong increase in demand for natural gas to replace hydroelectric power generation.

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1-Exploration & Production

						Variation (%)
Thousand barrels of oil equivalent per day (kboed)	4Q20	3Q20	4Q19	2020	2019	4Q20 x 3Q20 (%)	4Q20 x 4Q19 (%)	2020 x 2019 (%)
Crude oil, NGL and natural gas – Brazil	2,637	2,904	2,938	2,788	2,688	(9.2)	(10.2)	3.7
Crude oil and NGLs (Kbpd)	2,135	2,364	2,394	2,266	2,172	(9.7)	(10.8)	4.3
Onshore	97	101	122	105	124	(4.0)	(20.5)	(15.3)
Shallow water	17	30	59	32	66	(43.3)	(71.2)	(51.5)
Post-salt - deep and ultra deep	556	581	680	582	704	(4.3)	(18.2)	(17.3)
Pre-salt	1,465	1,651	1,533	1,546	1,277	(11.3)	(4.4)	21.1
Natural gas (Kboed)	502	540	544	522	516	(7.0)	(7.7)	1.2
Crude oil, NGL and natural gas -Abroad	45	48	86	48	82	(6.3)	(47.7)	(41.5)
Total (Kboed)	2,682	2,952	3,025	2,836	2,770	(9.1)	(11.3)	2.4
Total - comercial (Kboed)	2,383	2,632	2,728	2,531	2,502	(9.5)	(12.6)	1.2

The average production of oil, NGL and natural gas in 4Q20 was 2,682 Kboed. There was a 9.1% reduction in relation to 3Q20, due to the resumption of most of the scheduled stoppages that could not be carried out in 2Q20 and 3Q20 due to the pandemic. Commercial production was 2,383 Kboed in 4Q20. In 2020, there was an increase of 2.4% in total production and 1.2% in commercial production, with the volume in line with the projection disclosed in the 3Q20 Production and Sales Report.

The maintenance stoppages that most impacted production in 4Q20 were: (a) FPSOs Cidade de Itaguaí, Cidade de Mangaratiba and Cidade de Angra dos Reis, in the Tupi field; (b) P-74, P-75 and P-77 in the Búzios field and (c) P-58, in the Jubarte field, all of them in the pre-salt.

In 4Q20, production in the pre-salt fields was 11.3% lower than in the previous quarter, due to the greater number of scheduled stoppages. In 2020, production grew by 21.1% compared to 2019, due to (a) the conclusion of the ramp-up and the increase in the capacity of the P-74, P-75, P-76 and P-77 platforms, in the Búzios field; (b) the conclusion of the ramp-up of platforms P-67 and P-69, in the Tupi field; (c) the ramp-up of platform P-68, which is ongoing in the Berbigão and Sururu fields; (d) in addition to the start of production of the P-70 platform, in the Atapu field.

Post-salt production in 4Q20 was 4.3% lower than the previous quarter due to maintenance stoppages of platforms P-18, P-20 and P-35, in the Marlim field. In the annual comparison, we had a reduction of 17.3% due to the 50% divestment of the Tartaruga Verde field and the natural decline in production.

Shallow water production was 17 Kbpd in 4Q20, a reduction of 13 Kbpd when compared to 3Q20, due to the divestments of the Baúna field and Pampo and Enchova Cluster. When comparing annual production, we saw a reduction of 34 Kbpd, due to the mothballing of platforms, as a result of the resilience actions adopted by the company at the end of 1Q20, the divestments of the Pargo and Pampo and Enchova Clusters and the natural decline in production.

The production of onshore fields totaled 97 Kbpd in 4Q20, a reduction of 4 Kbpd in relation to the previous quarter, due to the sale of assets of the Ítaca, Lagoa Parda and Tucano Sul Clusters, in addition to the natural decline in production. Production in 2020 decreased by 15.3% compared to 2019, mainly due to divestments and the natural decline in production.

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[1]

2 - Refining

						Variation (%)*
Operational (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Total production volume	1,898	1,935	1,793	1,828	1,779	(1.9)	5.9	2.8
Total sales volume	1,765	1,761	1,729	1,664	1,754	0.2	2.1	(5.1)
Reference feedstock	2,176	2,176	2,176	2,176	2,176	−	−	−
Refining plants utilization factor (%)	82%	83%	76%	79%	77%	(1.0)	6.0	2.0
Processed feedstock (excluding LNG)	1,782	1,807	1,658	1,709	1,675	(1.4)	7.5	2.0
Processed feedstock	1,823	1,851	1,709	1,754	1,720	(1.5)	6.7	2.0
Domestic crude oil as % of total processed feedstock	95%	96%	92%	94%	91%	(1.0)	3.0	3.0

In 4Q20, sales volume was slightly higher than in 3Q20. There was no reduction in total sales of oil products, as usually happens between the two quarters, due to the increase in diesel sales, higher sales volumes of jet fuel and fuel oil, which increased 79% and 55% respectively in 4Q20.

Despite the market recovery in 2H20, there was a 5.1% drop in sales volume compared to 2019, due to the impacts on demand resulting from the pandemic, mainly in 2Q20. When comparing 4Q20 with 4Q19, there was a 2.1% increase in sales.

In 2020, the utilization factor was 2 percentage points above 2019, even with the sharp drop in the most critical period of the pandemic. In 4Q20, the refinery utilization factor was 82%, in line with 3Q20. Oil by-products production decreased by 1.9% in 4Q20 compared to 3Q20, due to scheduled stoppages at the RECAP and REFAP refineries.

.

[1] * Variation of utilization factor and share of domestic crude in percentage points.

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2.1- Diesel

						Variation (%)
Thousand barrels per day (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Production volume	752	795	683	716	698	(5.4)	10.1	2.6
Sales volume for the Brazilian market	754	749	697	687	725	0.7	8.2	(5.2)

Diesel sales in 4Q20 were slightly higher in relation to 3Q20 (0.7%) and increased 8.2% compared to 4Q19. It is important to highlight that sales are generally lower in the fourth quarter than in the third quarter, due to seasonality of consumption. However, diesel sales in 4Q20 did not follow the typical seasonality, due to our commercial efforts (auctions). There was also an impact of the lower mandatory average content of biodiesel in the diesel mix between the quarters, which went down from an average of 11.3% in 3Q20 to an average of 10.7% in 4Q20, due to the temporary reductions in mandatory biodiesel content determined by ANP.

Due to our commercial efforts in 2020, such as the gasoline and diesel auctions, which represented 9.8% of our sales in 4Q20, diesel sales were only 5.2% lower than 2019, despite the impact of measures to prevent COVID-19. We resorted to auctions when we had occasional excess inventories - a scenario experienced in April, the most critical period of demand contraction - or to increase sales and access certain markets.

We also highlight the evolution of sales of S-10 diesel, which registered an increase of 4.3% in 4Q20 compared to 3Q20, reaching a new sales record in October, of 407 Kbpd. In 2019, sales of S-10 diesel were equivalent to 41% of total diesel sales, while in 2020, sales of S-10 diesel accounted, on average, to 48%, reaching 55% in December.

Some refineries achieved monthly records of S-10 diesel production in 4Q20, such as REPLAN and REFAP in October, RPBC in November and REGAP in December.

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Diesel production was 5.4% lower in 4Q20 than in 3Q20, due to scheduled stoppages, with the additional sales volume being complemented by an increase in imports. Even with this drop in 4Q20, production in the quarter was 10.1% higher when compared to 4Q19.

In the year, diesel production rose 2.6%, despite the annual drop in sales, with the surplus directed to exports.

2.2 - Gasoline

						Variation (%)
Thousand barrels per day (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Production volume	388	386	380	356	394	0.5	2.1	(9.6)
Sales volume for the Brazilian market	386	374	383	343	378	3.2	0.8	(9.3)

Gasoline sales in 4Q20 grew by 3.2% in relation to 3Q20, following the typical seasonality of the last quarter of the year. In the annual comparison, sales fell by 9.3% compared to 2019 due to the mobility restrictions imposed by the pandemic. Once again, we highlight the commercial efforts promoted by Petrobras in 2020, such as gasoline and diesel auctions in some hubs, which increased Petrobras' competitiveness.

In August 2020, the new gasoline specification came into force, which provided energy efficiency gains, in addition to reducing emissions of regulated pollutants and greenhouse gases.

The production volume in 4Q20 remained in line with that of 3Q20, in the annual comparison there was a reduction of 9.6% in line with the market.

2.3- Fuel Oil

						Variation (%)
Thousand barrels per day (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Production volume	299	292	249	293	205	2.4	20.1	42.9
Sales volume for the Brazilian market	51	33	37	40	39	54.5	37.8	2.6

In 4Q20, sales of fuel oil to the domestic market increased substantially (54.5%) compared to 3Q20, mainly due to the increase in consumption for thermoelectric generation, reflecting the need to dispatch units, starting in October 2020. When compared to 4Q19, a quarter with no sales for this segment, fuel oil sales in 4Q20 were 37.8% higher. In the year, sales volume to the domestic market remained stable.

Fuel oil production increased 2.4% in 4Q20 in relation to 3Q20 and 20.1% in relation to 4Q19. In the annual comparison, the production of fuel oil rose 42.9%, mainly due to the higher use of distillation units and the focus on exports. Bunker production has shown sequential growth due to the capture of opportunities in the foreign market, arising from the new specifications of bunker quality by IMO 2020.

In 4Q20 there was a monthly record in bunker production (IMO 2020 quality) at REVAP and REMAN, both in October.

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2.4- Naphtha

						Variation (%)
Thousand barrels per day (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Production volume	90	100	85	106	78	(10.0)	5.9	35.9
Sales volume for the Brazilian market	83	117	80	116	82	(29.1)	3.8	41.5

The 29.1% decrease in naphtha sales in 4Q20 compared to 3Q20 was due to the increase in imports by Braskem starting in October. However, in 2020, sales registered a 41.5% growth, due to the reduction in Braskem's imports.

In the annual comparison, production was 35.9% higher, following the increase in sales. In 4Q20, naphtha production decreased 10.0% compared to 3Q20, mainly due to the drop in demand in 4Q20.

2.5- Liquified Petroleum Gas (LPG)

						Variation (%)
Thousand barrels per day (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Production volume	119	132	118	125	124	(9.8)	0.8	0.8
Sales volume for the Brazilian market	232	246	228	235	229	(5.7)	1.8	2.6

LPG sales in 4Q20 fell 5.7% in relation to 3Q20 and increased 1.8% in relation to 4Q19, following the typical seasonality in LPG consumption and reflecting the higher level of social distancing in 3Q20, when compared to 4Q20.

In the year, there was a 2.6% increase in LPG sales, mainly due to the impact of social distancing, which boosted the consumption of residential LPG, and to lower average temperatures, also contributing to greater consumption. Additionally, the signs of recovery in the manufacturing industry, as of 2H20, contributed to the improvement in demand for commercial and industrial LPG.

Production in 4Q20 was 9.8% lower compared to 3Q20 due to the drop in demand. In 2020, production was 0.8% higher than in 2019 due to the increase in demand in the year.

2.6- Jet Fuel

						Variation (%)
Thousand barrels per day (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Production volume	62	39	100	57	105	59.0	(38.0)	(45.7)
Sales volume for the Brazilian market	68	38	121	60	119	78.9	(43.8)	(49.6)

In 4Q20, we highlight the 78.9% increase in jet fuel sales compared to 3Q20, mainly due to the recovery of air traffic after the reduction of the restrictions imposed by COVID-19. After the significant drop in consumption, the market, driven by the domestic sector, has been recovering consistently. Sales volume in 3Q20 was equivalent to 33% of 3Q19, while in 4Q20 it represented 56.6% of 4Q19. In the year, there was a 49.6% drop in jet fuel sales.

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3- Gas & Power

						Variation (%)
Operational	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Sales in Regulated Contracting Market – Average MW	2,404	2,404	2,788	2,404	2,788	−	(13.8)	(13.8)
Sales in Free Contracting Market and internal consumption - Average MW	1,049	861	1,174	837	1,169	21.8	(10.6)	(28.4)
Generation of electricity - Average MW	3,435	827	2,539	1,756	2,028	315.4	35.3	(13.4)
Settlement price of the differences SE / CO - R$/MWh	353	92	272	177	226	283.7	29.8	(21.7)
National gas delivery (MM m³/day)	41	45	51	44	51	(8.9)	(19.6)	(13.7)
Regasification of liquefied natural gas (MM m³/day)	22	1	4	8	8	2100.0	450.0	−
Import of natural gas (MM m³/day)	21	18	26	18	18	16.7	(19.2)	−
Sales volume of natural gas - MM m³/day	83	62	80	68	75	33.9	3.8	(9.3)

In 4Q20, electricity generation was 3,435 average MW, an increase of 315.4% compared to 3Q20. This increase is mainly due to the worse hydrological scenario and the higher energy consumption. The higher thermoelectric dispatch influenced the volume of sales of natural gas in 4Q20, representing an increase of 33.9% compared to 3Q20. The increase in the demand for natural gas plus the scheduled maintenance stoppages in the pre-salt production fields, initially planned for the first semester and which were postponed due to COVID-19, resulted in higher imports of LNG and Bolivian gas.

In 2020, electricity generation was 1,756 average MW, representing a drop of 13.4% compared to 2019, due to the lower energy consumption resulting from the effects of the pandemic. The reduction in the sales volume in the Regulated Contracting Market and Free Contracting Market was due to the end of energy commercialization contracts at the end of 2019. The sales volume of natural gas decreased 9.3% compared to 2019, which is explained by the lower demand of the thermoelectric segments, as mentioned above, and non-thermoelectric, with a sharper reduction in the months of April and May and with signs of recovery starting in June. The reduction in natural gas thermoelectric dispatch in 2020 was 12.5% and the reduction in the volume of natural gas supplied to the non-thermoelectric segment in 2020, compared to 2019, was 10.5%.

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Exhibit I: Consolidated Sales Volume

						Variation %
Sales volume (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Diesel	754	749	697	687	725	0.7	8.2	(5.2)
Gasoline	386	374	383	343	378	3.2	0.8	(9.3)
Fuel oil	51	33	37	40	39	54.5	37.8	2.6
Naphtha	83	117	80	116	82	(29.1)	3.8	41.5
LPG	234	246	228	235	229	(4.9)	2.6	2.6
Jet Fuel	68	38	121	60	119	78.9	(43.8)	(49.6)
Others	189	201	179	182	166	(6.0)	5.6	9.6
Total oil products	1,765	1,758	1,725	1,663	1,738	0.4	2.3	(4.3)
Alcohols, nitrogenous, renewable and others	9	8	3	8	7	12.5	200.0	14.3
Natural gas	335	281	381	292	350	19.2	(12.1)	(16.6)
Total domestic market	2,109	2,047	2,109	1,963	2,095	3.0	−	(6.3)
Exports of petroleum, oil products and other	852	983	866	957	735	(13.3)	(1.6)	30.2
Sales of international units	51	75	91	85	101	(32.0)	(44.0)	(15.8)
Total external market	903	1,058	957	1,042	836	(14.7)	(5.6)	24.6
Grand total	3,012	3,105	3,066	3,005	2,931	(3.0)	(1.8)	2.5

Exhibit II: Net imports and exports

						Variation %
Thousand barrels per day (kbpd)	4Q20	3Q20	4Q19	2020	2019	4Q20 X 3Q20 (%)	4Q20 X 4Q19 (%)	2020 x 2019 (%)
Net export (import)	611	791	509	743	381	(22.8)	20.0	95.0
Import	241	192	357	214	354	25.5	(32.5)	(39.5)
Petroleum	112	87	154	97	168	28.7	(27.3)	(42.3)
Diesel	37	27	73	18	70	37.0	(49.3)	(74.3)
Gasoline	5	4	38	10	28	25.0	(86.8)	(64.3)
Naphtha	2	16	6	14	8	(87.5)	(66.7)	75.0
GLP	76	55	61	70	62	38.2	24.6	12.9
Other oil products	9	3	25	5	18	200.0	(64.0)	(72.2)
Export	852	983	866	957	735	(13.3)	(1.6)	30.2
Petroleum	618	741	647	713	536	(16.6)	(4.5)	33.0
Fuel oil	204	204	156	194	133	−	30.8	45.9
Other oil products	30	38	63	50	66	(21.1)	(52.4)	(24.2)

In 4Q20, net exports fell 22.8% compared to 3Q20 due to the reduction in exports and the increase in imports. Exports fell due to the recovery of the domestic market, but remained at a high level. Imports increased in 4Q20 due to scheduled stoppages at refineries.

In 2020, there was an increase in net exports of 95.0% compared to 2019, due to the increase in exports and the drop in imports, as a result of the strong market retraction during the pandemic, mainly in 2Q20, with the direction of our efforts to export oil and oil products. Oil exports in 2020 reached an annual record of 713 Kbpd, 33% above 2019.

In January 2021, with the completion of the twentieth operation of ship-to-ship exports, the Angra dos Reis Terminal broke another record, reaching the mark of 19.3 million barrels of oil exported. The previous record, in May 2020, was 18.7 million barrels of oil exported.

Fuel oil exports remained stable in the last two quarters of 2020, at 204 Kbpd. When comparing fuel oil exports in 2020 with those in 2019, there was an increase of 45.9%, resulting in an annual record of 194 Kbpd of exports in 2020. The reason for this high variation was the higher production of fuel oil with low sulfur content, taking advantage of market opportunities due to the IMO 2020 regulation.

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Disclaimer

This release includes forward-looking that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The amounts informed for 4Q20 on are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer